SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number: 0-16730

                             Cusip Number: 553570102

                           NOTIFICATION OF LATE FILING

(Check One):

|_|Form 10-K    |_| Form 11-K      |_| Form 20-F    |X|Form 10-Q   |_| Form 10-D

|_| Form N-SAR     |_| Form N-CSR

For Period Ended:  September 30, 2006

|_| Transition Report on Form 10-K |_| Transition Report on Form 10-Q |_| Transition Report on Form 20-F |_| Transition Report on Form N-SAR |_| Transition Report on Form 11-K
         For Period Ended:  N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
N/A

                                     PART I
                             REGISTRANT INFORMATION

                          MSGI Security Solutions, Inc.
                            (Full name of registrant)

              Former name if applicable: Media Services Group, Inc.

                               575 Madison Avenue

                               New York, NY 10022
                     (Address of principal executive office)

                                     PART II
                             RULE 12b-25(b) AND (c)
         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
[X]               (a)    The reasons described in reasonable detail in Part III
                         of this form could not be eliminated without unreasonable effort or expense;
                  (b)    The subject annual report, semi-annual report,
                         transition report on Form 10-K, Form 20-F, Form 11-K,
                         Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                  (c)    The accountant's statement or other exhibit required by
                         Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, 10-D N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant's Interim Report on Form 10-Q for the fiscal period ended September 30, 2006 cannot be filed within the prescribed time period because the registrant is experiencing delays in the collection and compilation of certain information required to be included in the Form 10-Q including, but not limited to certain final audited financial information from AONet International, Srl., a former foreign subsidiary. The registrant's Interim Report on Form 10-Q will be filed as soon as practicable.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

Richard J. Mitchell III                 (917)                     339-7134
-----------------------                 -----                     --------
        (Name)                       (Area Code)              (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 | | Yes  [X] No

The Company's Annual Report on Form 10-K for the period ended June 30, 2006 has been filed within the prescribed time period, but has been deemed an ineffective filing by the U.S. Securities and Exchange Commission. It is the Company's intention to rectify the status of this filing as soon as practicable.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ] Yes  |X| No


         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          MSGI Security Solutions, Inc.
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  November 14, 2006                   By: /s/ Richard J. Mitchell III
       -----------------                       ---------------------------
                                            Name:  Richard J. Mitchell III
                                            Title: Chief Accounting Officer